SARATOGA ADVANTAGE TRUST
FEE WAIVER AND OPERATING EXPENSE LIMITATION AGREEMENT

FOR CLASS S SHARES

James Alpha MOMENTUM portfolio

THIS FEE WAIVER AND OPERATING EXPENSE LIMITATION AGREEMENT FOR CLASS S SHARES (the “Agreement”) is effective as of the [ ] day of [ ], by and between Saratoga Advantage Trust (the “Trust”), on behalf of the James Alpha Momentum Portfolio, a series of the Trust (the “Fund”), and James Alpha Advisors, LLC, the investment adviser to the Fund (the “Manager”).

WITNESSETH:

WHEREAS, the Manager renders advice and services to the Fund pursuant to the terms and provisions of an Investment Management Agreement between the Trust and the Manager (the “Investment Management Agreement”); and

WHEREAS, the Fund, and each of the Fund’s respective classes is responsible for, and has assumed the obligation for, payment of expenses that have not been expressly assumed by the Manager pursuant to the Investment Management Agreement; and

WHEREAS, the Manager desires to waive all or portions of the advisory fee it would otherwise receive from the Fund on assets in Class S pursuant to the Investment Management Agreement and limit the Fund’s operating expenses pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Manager to implement such waiver and limit;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

I.                  FEE WAIVER AGREEMENT

1.                  FEE WAIVER. The Manager hereby agrees to waive 100% of the advisory fee payable to the Manager by the Fund on assets in Class S, less any portion of such fee that is payable by the Manager to unaffiliated sub-adviser(s) of the Fund, if applicable.

2.                  TERM. Section I of this Agreement shall become effective with respect to the Fund as of the date first above written and shall continue for an initial term through December 31, 2019. Section I of this Agreement shall renew automatically for additional one (1) year periods unless terminated in accordance with Section I.3.

3.       TERMINATION. Section I of this Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Manager. Section I of this Agreement may not be terminated during its term by the Manager without the consent of the Board of Trustees of the Trust. Section I of this Agreement may be terminated by the Manager as of the last day of the initial term or any renewal term by notifying the Trust no later than thirty (30) days prior to the

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end of the initial term or renewal term, as applicable. Section I of this Agreement will automatically terminate immediately upon the termination of the Investment Management Agreement.

II.       OPERATING EXPENSE LIMITATION AGREEMENT

1.                  LIMIT ON OPERATING EXPENSES. The Manager hereby agrees to limit the current Operating Expenses of Class S of the Fund to 1.49% of the average annual net assets of Class S (the “Annual Limit”). In the event that the current Operating Expenses of Class S, as accrued each month, exceed its Annual Limit, the Manager will, on a monthly basis, pay to the Fund an amount equal to the excess expense within 30 days of being notified that the Fund’s expenses exceed the Annual Limit.

2.                  DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses of Class S of the Fund, but does not include any front-end and contingent deferred sales loads, interest and tax expenses, leverage, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, liquidation or reorganization, extraordinary or non-routine expenses such as litigation, and acquired fund fees and expenses.

3.                  REIMBURSEMENT OF EXPENSES. The Fund shall reimburse the Manager any Fund expense payments paid by it pursuant to this Agreement, if in any year in which the Investment Management Agreement is still in effect, the estimated Operating Expenses of Class S for the fiscal year are less than the Annual Limit for that year, subject to quarterly approval by the Trust's Board of Trustees. The total amount of reimbursement to which the Manager may be entitled (the “Reimbursement Amount”) shall not exceed an amount that would cause Class S to exceed its 1) Annual Limit in place at the time the advisory fees were waived or the expenses were incurred; or 2) Annual Limit currently in place, whichever is less. Subject to the foregoing, the Reimbursement Amount shall equal, at any time, the sum of all payments remitted by the Manager to the Fund pursuant to Section II of this Agreement, within three (3) years of the end of the fiscal year in which such payments were remitted, less any reimbursement previously paid by the Fund to the Manager with respect to such payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, for example, interest accruable on the Reimbursement Amount.

4.                  TERM. Section II of this Agreement shall become effective with respect to the Fund as of the date first above written and shall continue for an initial term through December 31, 2019. Section II of this Agreement shall continue in effect thereafter for additional periods not exceeding one (l) year so long as such continuation is approved at least annually by the Board of Trustees of the Trust and the Manager.

5.                  TERMINATION. Section II of this Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Manager. Section II of this Agreement may not be terminated during its term by the Manager without the consent of the Board of Trustees of the Trust. Section II of this Agreement will automatically terminate immediately upon the termination of the Investment Management Agreement.

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III.        miscellaneous

1.                  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

2.                  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

3.                  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SARATOGA ADVANTAGE TRUST, on behalf of the James Alpha Momemtum Portfolio	JAMES ALPHA ADVISORS, LLC
By:	By:
Name: Bruce E. Ventimiglia	Name: James S. Vitalie
Title: President	Title: Chief Executive Officer